Branch 16

40-33

*Melissa L. Weiss*
*Vice President and*
*Associate Counsel*
*Telephone: 212-323-0247*
*Facsimile: 212-912-6322*
*E-mail:* mweiss@oppenheimerfunds.com

**OppenheimerFunds®**
OppenheimerFunds, Inc.
Two World Financial Center
New York, NY 10281
Tel 212.323.0200

04048229

SEC MAIL RECD
OCT 04 2004
WASH. D.C.

*By Overnight Delivery*

October 1, 2004

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

811-2668
811-3864
811-5586
811-3105
811-1512
811-8799
etc.

Re: Civil Action Documents Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992), OppenheimerFunds Services (File No. 084-01562), and the following registered investment companies: Oppenheimer AMT-Free Municipals (File No. 811-2668), Oppenheimer AMT-Free New York Municipals (File No. 811-4054), Oppenheimer Balanced Fund (File No. 811-3864), Oppenheimer California Municipal Fund (File No. 811-5586), Oppenheimer Capital Appreciation Fund (File No. 811-3105), Oppenheimer Capital Income Fund (File No. 811-1512), Oppenheimer Capital Preservation Fund (File No. 811-8799), Oppenheimer Champion Income Fund (File No. 811-5281), Oppenheimer Developing Markets Fund (File No. 811-07657), Oppenheimer Discovery Fund (File No. 811-4410), Oppenheimer Emerging Growth Fund (File No. 811-10071), Oppenheimer Emerging Technologies Fund (File No. 811-09845), Oppenheimer Enterprise Fund (File No. 811-07265), Oppenheimer Equity Fund, Inc. (File No. 811-490), Oppenheimer Global Fund (File No. 811-1810), Oppenheimer Global Opportunities Fund (File No. 811-6001), Oppenheimer Gold & Special Minerals Fund (File No. 811-3694), Oppenheimer Growth Fund (File No. 811-2306), Oppenheimer High Yield Fund (File No. 811-2849), Oppenheimer Integrity Funds (File No. 811-3420), Oppenheimer International Bond Fund (File No. 811-07255), Oppenheimer International Growth Fund (File No. 811-07489), Oppenheimer International Small Company Fund (File No. 811-08299), Oppenheimer International Value Fund (File No. 811-21369), Oppenheimer Limited-Term Government Fund (File No. 811-4563), Oppenheimer Limited Term Municipal Fund (File No. 811-4803), Oppenheimer Main Street Funds, Inc. (File No. 811-5360), Oppenheimer Main Street Opportunity Fund (File No. 811-10001), Oppenheimer Main Street Small Cap Fund (File No. 811-09333), Oppenheimer MidCap Fund (File No. 811-08297), Oppenheimer Multi-State Municipal Trust (File No. 811-5867), Oppenheimer Principal Protected Trust (File No, 811-21281), Oppenheimer Quest International Value Fund, Inc. (File No. 811-06105), Oppenheimer Quest Value Fund, Inc. (File No. 811-2944), Oppenheimer Quest Capital Value Fund, Inc. (File No. 811-04797), Oppenheimer Quest for Value Funds (File No. 811-5225), Oppenheimer Real Asset Fund (File No. 811-07857), Oppenheimer Real Estate Fund (File No. 811-10589), Oppenheimer Senior Floating Rate Fund (File No. 811-09373), Oppenheimer Series Fund, Inc. (File No. 811-3346), Oppenheimer Strategic Income Fund (File No. 811-5724), Oppenheimer Total Return Bond Fund (File No. 811-21268), Oppenheimer U.S. Government Trust (File No. 811-3430), Oppenheimer Convertible Securities Fund (File No. 811-4576), Rochester Fund Municipals (File No. 811-3614), Rochester Portfolio Series (File No. 811-6332), and the Directors and Officers of each of the <u>registered investment companies named above</u>

PROCESSED
OCT 22 2004
THOMSON
FINANCIAL

E

To the Securities and Exchange Commission:

Enclosed for filing on behalf of the registered investment companies and certain of their respective affiliates, captioned above (the "Oppenheimer Defendants"), pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint filed in *Cross, et al. v. OppenheimerFunds, Inc., et al.*, (U.S.D.C., SDNY) (Case No. 04-CV-07491) (the "Civil Action"). The Civil Action purports to be a class action brought against the Oppenheimer Defendants. Service was made on certain of the Oppenheimer Defendants on September 27, 2004.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Very truly yours,

Melissa L. Weiss
Vice President &
Associate Counsel

Enclosures

cc: (w/o enclosures)
Dechert LLP
Mayer Brown Rowe & Maw LLP
Myer, Swanson, Adams & Wolf, P.C.

*Melissa L. Weiss*
*Vice President and*
*Associate Counsel*
*Telephone: 212-323-0247*
*Facsimile: 212-912-6322*
*E-mail:* mweiss@oppenheimerfunds.com

**OppenheimerFunds®**
OppenheimerFunds, Inc.
Two World Financial Center
New York, NY 10281
Tel 212.323.0200

SEC MAIL PROCESSING
RECEIVED
OCT 0 4 2004
WASH, D.C. 179 SECTION

*By Overnight Delivery*

October 1, 2004

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Re: Civil Action Documents Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992), OppenheimerFunds Services (File No. 084-01562), and the following registered investment companies: Oppenheimer AMT-Free Municipals (File No. 811-2668), Oppenheimer AMT-Free New York Municipals (File No. 811-4054), Oppenheimer Balanced Fund (File No. 811-3864), Oppenheimer California Municipal Fund (File No. 811-5586), Oppenheimer Capital Appreciation Fund (File No. 811-3105), Oppenheimer Capital Income Fund (File No. 811-1512), Oppenheimer Capital Preservation Fund (File No. 811-8799), Oppenheimer Champion Income Fund (File No. 811-5281), Oppenheimer Developing Markets Fund (File No. 811-07657), Oppenheimer Discovery Fund (File No. 811-4410), Oppenheimer Emerging Growth Fund (File No. 811-10071), Oppenheimer Emerging Technologies Fund (File No. 811-09845), Oppenheimer Enterprise Fund (File No. 811-07265), Oppenheimer Equity Fund, Inc. (File No. 811-490), Oppenheimer Global Fund (File No. 811-1810), Oppenheimer Global Opportunities Fund (File No. 811-6001), Oppenheimer Gold & Special Minerals Fund (File No. 811-3694), Oppenheimer Growth Fund (File No. 811-2306), Oppenheimer High Yield Fund (File No. 811-2849), Oppenheimer Integrity Funds (File No. 811-3420), Oppenheimer International Bond Fund (File No. 811-07255), Oppenheimer International Growth Fund (File No. 811-07489), Oppenheimer International Small Company Fund (File No. 811-08299), Oppenheimer International Value Fund (File No. 811-21369), Oppenheimer Limited-Term Government Fund (File No. 811-4563), Oppenheimer Limited Term Municipal Fund (File No. 811-4803), Oppenheimer Main Street Funds, Inc. (File No. 811-5360), Oppenheimer Main Street Opportunity Fund (File No. 811-10001), Oppenheimer Main Street Small Cap Fund (File No. 811-09333), Oppenheimer MidCap Fund (File No. 811-08297), Oppenheimer Multi-State Municipal Trust (File No. 811-5867), Oppenheimer Principal Protected Trust (File No, 811-21281), Oppenheimer Quest International Value Fund, Inc. (File No. 811-06105), Oppenheimer Quest Value Fund, Inc. (File No. 811-2944), Oppenheimer Quest Capital Value Fund, Inc. (File No. 811-04797), Oppenheimer Quest for Value Funds (File No. 811-5225), Oppenheimer Real Asset Fund (File No. 811-07857), Oppenheimer Real Estate Fund (File No. 811-10589), Oppenheimer Senior Floating Rate Fund (File No. 811-09373), Oppenheimer Series Fund, Inc. (File No. 811-3346), Oppenheimer Strategic Income Fund (File No. 811-5724), Oppenheimer Total Return Bond Fund (File No. 811-21268), Oppenheimer U.S. Government Trust (File No. 811-3430), Oppenheimer Convertible Securities Fund (File No. 811-4576), Rochester Fund Municipals (File No. 811-3614), Rochester Portfolio Series (File No. 811-6332), and the Directors and Officers of each of the registered investment companies named above

To the Securities and Exchange Commission:

Enclosed for filing on behalf of the registered investment companies and certain of their respective affiliates, captioned above (the "Oppenheimer Defendants"), pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint filed in *Erickson, et al. v. OppenheimerFunds, Inc., et al.*, (U.S.D.C., SDNY) (Case No. 04-CV-07461) (the "Civil Action"). The Civil Action purports to be a class action brought against the Oppenheimer Defendants. Service was made on certain of the Oppenheimer Defendants on September 24, 2004.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Very truly yours,

Melissa L. Weiss
Vice President &
Associate Counsel

Enclosures

cc: (w/o enclosures)
Dechert LLP
Mayer Brown Rowe & Maw LLP
Myer, Swanson, Adams & Wolf, P.C.